FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on March 18, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: March 19, 2008	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Director and Senior Executive Officer

[Translation]

March 18, 2008

Company Name:	Komatsu Ltd.

Representative:	Kunio Noji

Representative Director and President

Code Number:	6301

Listing Stock Exchange:	The first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange

Contact Information:	Tadashi Okada, Executive Officer and General Manager, Corporate Communications

Telephone Number:	+81-3-5561-2616

Re: Notice Regarding Results of Tender Offer for Shares of NIPPEI TOYAMA Corporation

and Change in Status of Subsidiary Company

The Company concluded as of March 17, 2008 a tender offer (the “Tender Offer”) for the shares of common stock of NIPPEI TOYAMA Corporation (“NTC”), which was resolved in the board of directors’ meeting held on January 16, 2008 and commenced as of January 22, 2008. In connection with the conclusion of the Tender Offer, we hereby announce the results of the Tender Offer as follows. We also hereby announce that NTC will newly become a consolidated subsidiary company as a result of the Tender Offer.

I.	Results of the Tender Offer

1.	Outline of Tender Offer

(1)	Name and Address of the Tender Offeror

Komatsu Ltd.

2-3-6, Akasaka, Minato-ku, Tokyo

(2)	Name of the Target Company

NIPPEI TOYAMA Corporation

(3)	Class of Shares, etc. Purchased

Common Stock

(4)	Number of Share Certificates to be Purchased in the Tender Offer

Number Scheduled to be Purchased Represented by Shares	Minimum Number Scheduled to be Purchased Represented by Shares	Maximum Number Scheduled to be Purchased Represented by Shares
34,346,648 shares	—	—

(Note 1)	Given that the Company has not set either minimum or maximum number of share certificates, etc. to be purchased, etc. through the Tender Offer, all of the tendered share certificates, etc. will be purchased, etc. by the Company. The number of share certificates, etc. to be purchased through the Tender Offer (the “Expected Number of Shares to be Purchased”) represents, as shown in the “Number Scheduled to be Purchased Represented by Shares,” the number calculated by deducting from the issued shares as of September 30, 2007 shown in the 84th Semi-annual Securities Report submitted by NTC on December 21, 2007 (50,571,501 shares), the sum of the treasury shares held by NTC (1,389,853 shares) as of the same date and the NTC shares held by the Company (14,835,000 shares).

(Note 2)	Shares constituting less than a whole unit will also be subject to purchase through the Tender Offer.

(Note 3)	The treasury shares held by NTC are not planned to be purchased through the Tender Offer.

(5)	Tender Offer Period

From Tuesday, January 22, 2008 through Monday, March 17, 2008 (39 business days in Japan)

(6)	Purchase Price of the Tender Offer

1,250 yen per share

2.	Results of the Tender Offer

(1)	Status of Tendered Shares

Class of Shares	Number Scheduled to be Purchased Represented by Shares	Number Scheduled to be Exceeded Represented by Shares	Number Tendered Represented by Shares	Number Purchased Represented by Shares
Share Certificate	34,346,648 shares	—	32,594,444 shares	32,594,444 shares
Certificate of Stock Acquisition Rights	—	—	—	—
Bond Certificate with Stock Acquisition Rights	—	—	—	—
Trust Beneficiary Certificates for Share Certificates	—	—	—	—
Depositary Receipt for Share Certificates ( )	—	—	—	—
Total	34,346,648 shares	—	32,594,444 shares	32,594,444 shares

(2)	Holding Ratio of Share Certificates, etc. after the Tender Offer

Number of Voting Rights Represented by Share Certificates, Etc. Owned by the Company before the Tender Offer	14,835	(Holding Ratio of Share Certificates, etc. Before the Tender Offer) 30.16%

Number of Voting Rights Represented by Share Certificates, Etc. Owned by Specially Related Parties after the Tender Offer	—	(Holding Ratio of Share Certificates, etc. After the Tender Offer) —

Number of Voting Rights Represented by Share Certificates, Etc. Owned by the Company after the Tender Offer	47,429	(Holding Ratio of Share Certificates, etc. After the Tender Offer) 96.44%

Total Number of Voting Rights of Shareholders of NTC	48,531

(Note 1)	The “Holding Ratio of Share Certificates, etc. Before the Tender Offer” and the “Holding Ratio of Share Certificates, etc. After the Tender Offer” are the proportions to the “Total Number of Voting Rights of the Shareholders of NTC”.

(Note 2)	The “Total Number of Voting Rights of the Shareholders of NTC” represents the number of voting rights of all the shareholders (shown on the basis of a whole unit being 1,000 shares) as of September 30, 2007 shown in the 84th Semi-annual Securities Report submitted by NTC on December 21, 2007. However, given that shares constituting less than a whole unit are also subject to purchase through the Tender Offer, for the purpose of calculating the “Holding Ratio of Share Certificates, etc. Before the Tender Offer” and the “Holding Ratio of Share Certificates, etc. After the Tender Offer,” calculation is made with the “Total Number of Voting Rights of the Shareholders of NTC” being 49,181 units. This number is calculated by adding the number of voting rights represented by the number of shares constituting less than a whole unit (650 units, the number of voting rights represented by the 650,648 shares, which is calculated by deducting from the 651,501 shares constituting less than a whole unit as of September 30, 2007 shown in the said 84th Semi-annual Securities Report, the 853 treasury shares constituting less than a whole unit held by NTC as of September 30, 2007).

(Note 3)	The “Holding Ratio of Share Certificates, etc. Before the Tender Offer” and “Holding Ratio of Share Certificates, etc. After the Tender Offer” calculated to the nearest second decimal point, with 0.005 being rounded up and less than that being disregarded.

(3)	Calculation for Purchase Pursuant to the Pro Rata Method

Not Applicable

(4)	Funds Required for Tender Offer

40,743 million yen

(5)	Method of Settlement

a.	Name and Address of Financial Instruments Traders and Banks, etc. in Charge of Settlement

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

b.	Commencement Date of Settlement

Tuesday, March 25, 2008

c.	Method of Settlement

A notice of purchase, etc. will be mailed to the address or location of the tendering shareholder, etc. (or the standing proxies in the case of Non-Japanese shareholders) without delay after the expiration of the Tender Offer Period. Payment of the purchase price, etc. will be made in cash. The Tender Offer Agent will, in accordance with the instructions of tendering shareholders, etc., remit the purchase price without delay on or after the commencement date of settlement to the account designated by the tendering shareholder or pay at the head office or branch offices of the Tender Offer Agent.

3.	Policies and Outlook After the Tender Offer

As announced in the “Notice Regarding Commencement of Tender Offer for Shares of NIPPEI TOYAMA Corporation” dated January 16, 2008, the Company has been planning to make NTC a wholly owned subsidiary of the Company. However, as the Company could not obtain all of the issued shares of NTC through the Tender Offer, a share exchange in which the Company becomes the wholly owning parent company and NTC becomes a wholly owned subsidiary (the “Share Exchange”) is planned for implementation.

The Share Exchange is planned to be implemented as a summary share exchange (kani-kabushiki-kokan) pursuant to Article 796, Paragraph 3 of the Companies Act with respect to the Company and as a short-form share exchange pursuant to Article 784, Paragraph 1 of the Companies Act with respect to NTC, and the share exchange agreement is planned to be approved without any resolution by the shareholders’ meeting of both companies.

The Share Exchange is scheduled for around October 2008. The share exchange ratio for the Share Exchange will be determined ultimately in discussions by the Company and NTC hereafter, which will give sufficient consideration to the benefits of the shareholders of both the Company and NTC. Currently, the economic value of the consideration (i.e., shares of the Company; if a fraction less than one (1) share is allocated, the sale price of such fraction will be distributed as such consideration) to be received by the shareholders of NTC as a result of the Share Exchange is expected to be equivalent to the purchase price in the Tender Offer, which takes into consideration the purchase price in the Tender Offer, the market price level of the Company’s shares and other related factors. The economic value of such consideration may be affected by the difference in the timing of the Tender Offer and the Share Exchange, fluctuations in the business results of the Company and NTC, volatility of the price of the Company’s shares in stock markets and other factors.

In addition, in the Share Exchange, any shareholder of NTC is entitled to require NTC to purchase the shares such shareholder holds in accordance with the provisions of the Companies Act; provided, however, that, in such case, due to fluctuations in the business results of NTC, the effect of the stock market and court decisions, etc. the purchase price in relation to such a request may differ from the purchase price in the Tender Offer or the economic value of the consideration that the shareholders of NTC will receive through the Share Exchange.

The Company requests that each shareholder confirms the taxation treatment of the Tender Offer, the Share Exchange or appraisal remedy in connection with the Share Exchange with their tax advisors.

The implementation of the Share Exchange, the timing or terms of the Share Exchange or the method of making NTC a wholly owned subsidiary may be changed depending on the legal and tax effects that the Company or NTC experiences in the Share Exchange, a revision of any law, tax or system, etc. or status of any government interpretation, etc. related to the Share Exchange, the existence of the duty of continuous disclosure under the US securities laws, the share possession ratio of the Company after the Tender Offer, the situation of the shareholding of NTC by the shareholders of NTC other than the Company, fluctuations in the business results of the Company and NTC or the effect of the stock market, etc. The contents of any change to the Share Exchange or the method of making NTC a wholly owned subsidiary will be disclosed promptly after they are determined upon consultation with NTC.

Although the shares of the common stock of NTC are listed on the Tokyo Stock Exchange (the “Stock Exchange”) as of today, the shares of NTC may be delisted as a result of the Tender Offer following the prescribed procedures pursuant to the Stock Exchange’s standards for the delisting of shares in relation with liquidity, etc. Also, even in the case that such standards are not applied, the shares of NTC will eventually be delisted because NTC is planned to become a wholly owned subsidiary of the Company through the Share Exchange as stated above. After delisting, share certificates representing the shares of NTC may no longer be traded on the Tokyo Stock Exchange.

4.	Location at which a Copy of the Tender Offer Report is available to the Public

Komatsu Ltd.

2-3-6, Akasaka, Minato-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo

II.	Change in Status of Subsidiary

1.	Reason of the Change

Since the Company was to own 96.44% of the voting rights of all the shareholders of NTC as a result of the Tender Offer, NTC will be a consolidated subsidiary company of the Company.

2.	Outline of the Subsidiary whose Status was Changed (NIPPEI TOYAMA Corporation)

(1)	Corporate Name:	NIPPEI TOYAMA Corporation

(2)	Representative:	Hiroyuki Horii, Representative Director and President

(3)	Address of the Head Office:	26-2, Minami-Ohi 6-chome, Shinagawa-ku, Tokyo, Japan

(4)	Date of Establishment:	July 26, 1945

(5)	Major Content of Business:	Manufacture and sale of machine tools and industrial machinery and sale of real estates, etc.

(6)	Accounting Period:	March 31

(7)	Number of Employees:	1,691 (on a consolidated basis) (as of September 30, 2007)

(8)	Main Office:	100, Fukuno, Nanto-shi, Toyama

(9)	Stated Capital:	6,014 million yen (as of September 30, 2007)

(10)	Total Number of the Issued Shares:	50,571,501 shares (as of September 30, 2007)

(11)	Major Shareholders and Their Shareholding Ratios (as of September 30, 2007):

Komatsu Ltd.	29.33%

Japan Trustee Services Bank, Ltd.	7.27%

Toyota Motor Corporation	5.37%

Toshiba Machine Co., Ltd.	5.35%

The Sumitomo Trust and Banking Co., Ltd.	3.44%

The Hokuriku Bank, Ltd.	2.64%

Nippei Toyama Business Partners Shareholding Association	2.20%

Nippei Toyama Group Employees Shareholding Association	1.78%

Morgan Stanley & Co. International blc

(Standing Proxy: Morgan Stanley Japan Securities Co., Ltd.)	1.58%

The Master Trust Bank of Japan, Ltd.	1.48%

(12)	Performance Trends in the Most Recent Business Year:

(Consolidated basis)

Fiscal Period Ended	March 31, 2006 (82nd Term)	March 31, 2007 (83rd Term)
Net sales	73,619 million yen	82,593 million yen
Gross profit on sales	15,943 million yen	16,773 million yen
Operating income	10,272 million yen	9,975 million yen
Ordinary income	9,371 million yen	9,368 million yen
Net income	3,789 million yen	5,740 million yen
Total asset	80,528 million yen	89,854 million yen
Net asset	20,193 million yen	27,378 million yen

(Non-consolidated basis)

Fiscal Period Ended	March 31, 2006 (82nd Term)	March 31, 2007 (83rd Term)
Net sales	66,345 million yen	74,330 million yen
Gross profit on sales	13,291 million yen	13,251 million yen
Operating income	8,939 million yen	8,007 million yen
Ordinary income	8,125 million yen	7,833 million yen
Net income	2,525 million yen	4,498 million yen
Total asset	73,799 million yen	82,391 million yen
Net asset	19,817 million yen	23,819 million yen
Cash dividends per share	3.00 yen	5.00 yen
(Interim cash dividends per share)	( - )	( - )

(Note)	The information above is derived from the Annual Securities Reports submitted by NTC on June 29, 2006 and June 28, 2007.

3.	Scheduled Date of Change in Status of Subsidiary

Tuesday, March 25, 2008

III.	Future Prospect

The Company believes this Tender Offer will have only a minimal impact on the earnings forecast of the fiscal year ending March 31, 2008.

[End of Document]